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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            _________________________

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             Hana Biosciences, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    268749108
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                December 15, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  / /    Rule 13d-1(b)
                  /X/    Rule 13d-1(c)
                  / /    Rule 13d-1(d)



The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 5 Pages
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                                  SCHEDULE 13G

=========================                              =========================
   CUSIP No. 268749108                                         Page 2 of 5 Pages
=========================                              =========================


________________________________________________________________________________
   |
1. | NAME OF REPORTING PERSONS: LESTER E. LIPSCHUTZ
   | I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
___|____________________________________________________________________________
   |
2. | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   |
   |                                                            (a)    [ ]
   |                                                            (b)    [ ]
___|____________________________________________________________________________
   |
3. | SEC USE ONLY
___|____________________________________________________________________________
   |
4. | CITIZENSHIP or PLACE OF ORGANIZATION                        United States
___|____________________________________________________________________________
              |    |
  NUMBER OF   |5.  | SOLE VOTING POWER                              2,063,662
   SHARES     |____|____________________________________________________________
 BENEFICIALLY |    |
   OWNED BY   |6.  | SHARED VOTING POWER                                    0
     EACH     |____|____________________________________________________________
  REPORTING   |    |
 PERSON WITH  |7.  | SOLE DISPOSITIVE POWER                         2,063,662
              |____|____________________________________________________________
              |    |
              |8.  | SHARED DISPOSITIVE POWER                               0
______________|____|____________________________________________________________
9. | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   2,063,662
___|____________________________________________________________________________
10.| CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
   | CERTAIN SHARES:                                                      [ ]
___|____________________________________________________________________________
11.| PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                19.11(1)
___|____________________________________________________________________________
12 | TYPE OF REPORTING PERSON                                              IN
___|____________________________________________________________________________








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                                  SCHEDULE 13G

=========================                              =========================
   CUSIP No. 268749108                                         Page 3 of 5 Pages
=========================                              =========================



Item 1(a).        Name of Issuer:

                           Hana Biosciences, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                           400 Oyster Point Blvd.
                           Suite 215
                           South San Francisco, CA 94080

Item 2(a).        Name of Person Filing:

                           Lester E. Lipschutz

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                           Wolf, Block, Schorr and Solis-Cohen, LLP
                           1650 Arch Street- 22nd Floor
                           Philadelphia, PA 19103

Item 2(c).        Citizenship:

                           United States

Item 2(d).        Title of Class of Securities:

                           Common Stock

Item 2(e).        CUSIP Number:

                           268749108

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not Applicable

                  (a)  [ ] Broker or dealer registered under Section 15 of the
                           Exchange Act;

                  (b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange
                           Act;

                  (c)  [ ] Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

                  (d)  [ ] Investment Company registered under Section 8 of the
                           Investment Company Exchange Act;





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                                  SCHEDULE 13G

=========================                              =========================
   CUSIP No. 268749108                                         Page 4 of 5 Pages
=========================                              =========================



                  (e)  [ ] Investment Adviser in accordance with Rule
                           13d-1(b)(1)(ii)(E);

                  (f)  [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

                  (g)  [ ] Parent Holding Company or Control Person in
                           accordance with Rule 13d-1(b)(1)(ii)(G);

                  (h)  [ ] Saving Association as defined in Section 3(b) of The
                           Federal Deposit Insurance Act;

                  (i)  [ ] Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act;

                  (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

                  (a) Amount beneficially owned: Mr. Lipschutz may be deemed the beneficial owner of 2,063,662. Beneficial ownership consists of voting and dispositive power over (i) 172,083 shares owned by the Lindsay A. Rosenwald Alaska Irrevocable Indenture of Trust for which Mr. Lipschutz is trustee; (ii) 172,083 shares owned by the Lindsay A. Rosenwald Rhode Island Irrevocable Indenture of Trust for which Mr. Lipschutz serves as the adviser; (iii) 172,083 shares owned by the Lindsay A. Rosenwald 2000 (Delaware) Irrevocable Indenture of Trust for which Mr. Lipschutz serves as the adviser; (iv) 172,083 shares owned by the Lindsay A. Rosenwald Nevada Irrevocable Indenture of Trust for which Mr. Lipschutz is trustee; and (v) 1,375,330 shares owned by the Rosenwald 2000 Family Trusts for which Mr. Lipschutz is the trustee (none of which trusts own individually more than 5% of the issuer's securities). Mr. Lipschutz disclaims beneficial ownership of these securities and the filing of this report is not an admission that Mr. Lipschutz us the beneficial owner of these securities.

                  (b)  Percent of Class: 19.11%(1)

                  (c)  Number of shares as to which such person has:

                       (i)   Sole power to vote or direct the vote: 2,063,662

                       (ii)  Shared power to vote or to direct the vote: 0

                       (iii) Sole power to dispose or direct the disposition
                             of: 2,063,662

                       (iv) Shared power to dispose or to direct the disposition of: 0



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                                  SCHEDULE 13G

=========================                              =========================
   CUSIP No. 268749108                                         Page 5 of 5 Pages
=========================                              =========================



Item 5.           Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: []

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

         As of December 15, 2004, Mr. Lipschutz serves as (i) trustee of the Lindsay A. Rosenwald Alaska Irrevocable Indenture of Trust; (ii) adviser of the Lindsay A. Rosenwald Rhode Island Irrevocable Indenture of Trust; (iii) adviser of the Lindsay A. Rosenwald 2000 (Delaware) Irrevocable Indenture of Trust;
(iv) trustee of the Lindsay A. Rosenwald Nevada Irrevocable Indenture of Trust; and (v) trustee of the Rosenwald 2000 Family Trusts. Mr. Lipschutz has the power to direct receipt of the proceeds from a sale of the shares owned by each such trust.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not Applicable

Item 8.           Identification and Classification of Members of the Group.

                  Not Applicable

Item 9.           Notice of Dissolution of Group.

                  Not Applicable

Item 10.          Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                          December 16, 2004
                                                      --------------------------
                                                                (Date)

                                                          Lester E. Lipschutz
                                                      --------------------------
                                                             (Signature)


                                                          Lester E. Lipschutz
                                                      --------------------------
                                                            (Name/Title)


(1) Based on 10,796,980 shares reported outstanding at November 9, 2004.